UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Additional Lending dated 23 April 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 23, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: April 23, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

BARCLAYS PLC

23 April 2009

Barclays announces intention to lend additional £11bn to UK households and businesses

Barclays announced today its intention to increase lending to its UK customers and clients in 2009 by £11bn, an increase of 6% on UK loan balances at the end of 2008. Loan balances in the UK increased to record levels in 2008, up  12 % on the previous year.  This move adds substantially to the support which Barclays already provides to its UK customers and clients.

Barclays additional lending will be directed, subject to customer demand, commercial terms and credit criteria, to UK homeowners and homebuyers (a £5.5bn increase in lending) and businesses (a £5.5bn increase in lending). The latter includes the £1.5bn increase in lending to small and medium-sized enterprises announced on 15 December 2008.

Speaking at Barclays Annual General Meeting today, Barclays Group Chief Executive John Varley said:

"At a time when customers are seeking to cope with the economic downturn, and governments and supervisors are dealing with the effects of the financial crisis, we want to do our part in getting credit to customers. Activity by households and businesses will help restore sustainable growth to the UK economy. This is a good time to lend, in circumstances where the commercial and risk terms make sense to our customers and our shareholders."

Ends

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia.  With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 156,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website  www.barclays.com .